SSYS Q3 2017 Earnings Script

SLIDE 1 & 2: TITLE SLIDES

SPEAKER: Operator

Good day, ladies and gentlemen. Welcome to today’s conference call to discuss Stratasys’ third quarter 2017 financial results.

My name is [INSERT], and I’m your operator for today’s call. [INSERT RELEVANT INSTRUCTIONS].

And now, I’d like to hand the call over to Shane Glenn, Vice President of Investor Relations for Stratasys. Mr. Glenn, please go ahead.

SLIDE 3&4: FLS & NON-GAAP DISCLOSURE

SPEAKER: Shane Glenn

Good morning, everyone, and thank you for joining us to discuss our third quarter financial results. On the call with us today are Ilan Levin, CEO, and Lilach Payorski, CFO of Stratasys.

I remind you that access to today's call, including the prepared slide presentation, is available online at the web address provided in our press release.

In addition, a replay of today's call, including access to the slide presentation, will also be available, and can be accessed through the investor section of our website.

We will begin by reminding everyone that certain statements made on this call regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2017, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: potential declines in the prices of our products and services, or volume of our sales, due to decreased demand in the 3D printing market; any failure to adequately adapt our infrastructure and properly integrate the internal and external sources of our growth to generate intended benefits (including from the companies that we recently acquired); potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; changes in the overall global economic environment; the impact of competition and new technologies; changes in the general market, political and economic conditions in the countries in which we operate; any underestimates in projected capital expenditures and liquidity; changes in our strategy; changes in applicable government regulations and approvals; changes in customers’ budgeting priorities; reduction in our profitability due to shifting in our product mix into lower margin products or our shifting in our revenues mix significantly towards our AM services business; costs and potential liability relating to litigation and regulatory proceedings; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, and Item 5, “Operating and Financial Review and Prospects” in our 2016 Annual Report on Form 20-F, which we filed with the SEC on March 9, 2017, as well as in the 2016 Annual Report generally. Readers are urged to carefully review and consider the various disclosures made throughout (i) the Report on Form 6-K that attaches Stratasys’ unaudited, condensed consolidated financial statements as of, and for the quarter and nine months ended, September 30, 2017, and its review of its results of operations and financial condition for those periods, which has been furnished to the SEC on or about the date hereof, (ii) Stratasys’ 2016 Annual Report, and (iii) Stratasys’ other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, on this call are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

As in previous quarters, today's call will include GAAP and non-GAAP financial measures. The non-GAAP financial measures should be read in combination with our GAAP metrics to evaluate our performance. Certain non-GAAP to GAAP reconciliations are provided in the table contained in our slide presentation and in today’s press release.

Now I would like to turn the call over to our CEO, Ilan Levin. Ilan?

SLIDE 5: OPENING SUMMARY

SPEAKER: Ilan Levin

Thank you Shane.

Good morning everyone, and thank you for joining today’s call.

We are pleased with our organizational focus that is in line with our long-term strategy of delivering value added additive manufacturing applications within our target markets. Our focus is also reflected in our reduced operating expenses and improved profitability.

During the year, we have launched new printing systems, as well as value added enhancements in the form of materials and software-based capabilities to our existing product lines.

Our recently launched F123 Series, targeting professional rapid prototyping applications continues to perform strongly.

We are experiencing impressive usage growth for our GrabCAD Print software enabling seamless CAD to print workflow.

Additionally, we are excited with the latest commercial installation of another H2000 Large Part FDM 3D Production System, thereby achieving another important milestone with respect to this product.

Over time, we are observing a maturing pattern of customer behavior that is characterized by orders that are made up of multiple systems, as customer adoption accelerates and use cases develop.

Although a shift towards larger, more complex orders is a significant opportunity, it does introduce higher quarter-to-quarter variations in order timing that can impact our revenue in a given period.

I will return later in the call to provide you more details on these important initiatives, as well as other key developments, but first I will turn the call over to our CFO, Lilach Payorski, who will review the details of our financial results.

Lilach?

SLIDE 6&7: FINANCIAL RESULTS SUMMARY

SPEAKER: Lilach Payorski

Thank you, Ilan, and good morning, everyone.

Total revenue in the third quarter was $155.9 million compared to $157.2 million for the same period last year.

GAAP operating loss for the third quarter was $6.9 million, compared to a loss of $19.4 million for the same period last year.

Non-GAAP operating income for the third quarter was $8.1 million, compared to $3.3 million for the same period last year.

SLIDE 8: REVENUE

Product revenue in the third quarter decreased by 2% to $108.4 million, as compared to the same period last year.

Within product revenue, system revenue for the quarter declined by 6% compared to the same period last year, driven by product mix, the timing of several large, multi-system orders that shifted to the fourth quarter, as well as the impact of several incidents of severe weather conditions in North America during September.

As in the previous quarter, it appears that adoption of manufacturing applications in our target industries is further along in certain regions such as Americas and EMEA.

Consumables revenue increased by 3% compared to the same period last year.

Services revenue in the third quarter was $47.5 million, an increase of 1% compared to the same period last year.

Within services revenue, customer support revenue, which includes revenue generated mainly by maintenance contracts on our systems, increased by 5% compared to the same period last year, driven primarily by growth in our installed base of systems.

SLIDE 9: GROSS MARGIN

GAAP gross margin increased to 48.3% for the third quarter, compared to a GAAP gross margin of 46.9% for the same period last year.

Non-GAAP gross margin decreased to 52.5% for the third quarter, compared to 54.0% for the same period last year, driven by a shift in product mix and reflecting the same business trends as last quarter.

Non-GAAP product gross margin decreased slightly to 59.6%, compared to 60.6% for the same period last year, driven by the same shift in product mix.

Non-GAAP services gross margin decreased to 36.3%, compared to 38.7% for same period last year, driven by the impact of service revenue mix by product, as well as utilization rates from our various technologies at Stratasys Direct Manufacturing.

SLIDE 10: OPERATING TRENDS

GAAP operating expenses decreased by 12% to $82.1 million for the third quarter, as compared to the same period last year.

Non-GAAP operating expenses decreased by 10% to $73.8 million for the third quarter as compared to the same period last year.

We are pleased with the results of our efforts to execute on our long-term strategy and deepen customer engagement in our key verticals while at the same time achieving greater operating efficiencies.

SLIDE 11: BALANCE SHEET & CASH FLOW FROM OPERATIONS SUMMARY

The Company generated $4.6 million cash from operations during the third quarter, as compared to $2.5 million of cash used in the third quarter last year.

We ended the third quarter with $302.8 million in cash and cash equivalents, compared to $305.3 million at the end of the second quarter of 2017.

The cash from operating activities was negatively impacted by the $8.4 million final payments related to previous year’s acquisitions.

Inventory at the end of the third quarter increased to $124.1 million as compared $116.5 million at the end of the second quarter.

Accounts receivable was flat at $120.5 million, compared to $120.3 million at the end of the second quarter with DSO on 12-month trailing revenue at 66.

SLIDE 12: SUMMARY

To recap:

1.)	We are pleased with the shift in customer behavior characterized by large, multi-system orders, although larger orders can introduce higher quarter-to-quarter variations in order timing.
2.)	Additionally, we reduced operating expenses while increasing our efforts to gain greater market share by leveraging our purposeful innovation in high value applications around our technologies. This, in turn, has resulted in an increase in our full year earnings guidance.
3.)	We continue to generate cash from operating activities and maintain a strong balance sheet. We are well positioned to leverage this favorable cash level on emerging opportunities going forward.

I would now like to turn the call over to our VP of Investor Relations, Shane Glenn, who will provide you greater details on our previously reported 2017 financial guidance. Shane?

SLIDE 13: GUIDANCE

SPEAKER: Shane Glenn

Thank you, Lilach.

We are narrowing the range of our 2017 revenue guidance, and increasing our guidance for 2017 operating margins and earnings per share as follows:

1.	Total revenue in the range of $655 to $670 million, compared to previous guidance of $645 to $680 million.
2.	Non-GAAP net income in the range of $22 to $26 million, or $0.40 to $0.48 per diluted share, compared to previous guidance of non-GAAP net income in the range of $10 to $20 million, or $0.19 to $0.37 per diluted share.
3.	GAAP net loss of $39 to $31 million, or ($0.73) to ($0.59) per diluted share, compared to previous guidance of GAAP net loss of $53 to $39 million, or ($1.00) to ($0.73) per diluted share.
4.	Non-GAAP operating margin of 5% to 6%, compared to previous guidance of non-GAAP operating margin of 3% to 5%.
5.	Capital expenditures projected at $20to $30 million.

Non-GAAP earnings guidance excludes $34 million of projected amortization of intangible assets; $17 to $18 million of share-based compensation expense; $3 to $4 million in merger and acquisition related expense; and $6 to $8 million in reorganization and other related costs; and includes $3 to $4 million in tax expenses related to non-GAAP adjustments.

We maintain a relatively high estimated non-GAAP tax rate for 2017 given the ongoing non-cash valuation allowance on deferred tax assets we expect to record throughout the year. These deferred tax assets have expiration dates many years into the future, and we do anticipate being able to ultimately recognize their value to offset prospective tax liabilities.

Given the expected ongoing negative impact of not recording a tax benefit on U.S. tax losses on our net income loss, as well as significant quarter to quarter variability in our non-GAAP tax rate, the Company believes non-GAAP operating profit would be the best measure of our performance in 2017.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of our press release and slide presentation, with itemized detail concerning the non-GAAP financial measures.

Now, I'd like to turn the call back over to our CEO, Ilan Levin. Ilan?

SLIDE 14: STRATEGY UPDATE

SPEAKER: Ilan Levin

Thank you, Shane.

As the global leader in applied additive technology solutions, we are focused on supporting our customers with comprehensive 3D printing expertise, and a complete line of solutions.

In line with our strategy, we are focused on launching new printing systems, as well as value-added enhancements and applications to deliver overall value to customers in our key vertical markets.

Our newly announced products are aimed at expanding the addressable market for additive manufacturing solutions, by offering superior ease of use, versatility and added value that suits a specific use case within our target markets.

SLIDE 15: H2000

Last year, we began announcing a series of advanced technology demonstration platforms based on our FDM technology, which are designed to specifically address advanced industrial additive manufacturing applications, by dramatically improving throughput, part performance and size, as well as design customization.

We are now pleased to announce that we are transitioning into the commercialization phase for the H2000 Large Part FDM 3D Production System, which was originally introduced in 2016 at IMTS as the Stratasys Infinite Build 3D Demonstrator.

The H2000 was developed in collaboration with leading industrial companies, including the Boeing Company and the Ford Motor Company, and is designed to target manufacturing applications by lowering the constraints associated with part size and build speed.

After positive feedback from our development partners, we have now expanded our outreach to select customers, and are happy to announce that we recently achieved a further milestone with the commercial deliver of an additional H2000 with a new customer.

SLIDE 16: F123 SERIES & GRABCAD PRINT UPDATE

The F123 Series is quickly becoming one of the most successful Stratasys professional rapid prototyping product launches, as more companies adopt a workgroup oriented approach to design and rapid prototyping.

The F123 offers a best-in-class professional workgroup experience for design and rapid prototyping needs with a combination of ease-of-use, precision, repeatability, affordability, and material options.

We believe that this new product allows us to expand our markets as well as further penetrate our existing customer base with a distributing printing experience.

As a result, we have observed continued success and strong market reception, including high rates of adoption by new customers, and in some cases, orders made up of multiple systems.

In our continued effort to improve and innovate the file-to-print workflow, we are also pleased to announce that GrabCAD Print has now been installed by nearly 18,000 users to date, and has been used to print over 116,000 trays of parts since launch in November 2016.

SLIDE 17: GRABCAD VOXEL PRINT

This week at the formnext additive manufacturing conference in Germany, we are making several announcements, including the launch of GrabCAD Voxel Print.

GrabCAD Voxel Print is a new software solution for our J750 full color, multi-material 3D printing platform, providing industry leading true voxel-level control during the design and 3D printing process.

For the first time, users will be able to manipulate 3D printed material at the voxel level.

Leveraging the J750’s unique full color, multi-material capability, Voxel Print is designed to afford users control and freedom to produce entirely new Digital Materials for their specialized needs.

GrabCAD Voxel Print provides users the ability to create advanced structures, gradient color patterns, internal properties and textures with 3D printing to meet precise material requirements for different applications that include Academic Research, Product Design, and Biomedical as well as Art, Design & Animation.

SLIDE 18: MAKERBOT LABS

Recently, MakerBot announced the introduction of MakerBot Labs, an experimental platform for engineers and developers to create, build, customize, and collaborate as they push the limits of what is possible with existing MakerBot desktop 3D printing systems.

We believe that this platform will expand our addressable market in the desktop segment by providing advanced users the freedom and ability to experiment with new, innovative materials and software settings to develop new capabilities and applications while using MakerBot desktop 3D printing systems.

The platform includes the MakerBot Experimental Extruder with interchangeable nozzles and access to custom print modes for experimenting with more advanced materials, the MakerBot Labs Community on Thingiverse, and access to MakerBot APIs for optimization and customization of MakerBot hardware.

SLIDE 19: SUMMARY & OUTLOOK

In summary:
1.	We are pleased with our progress in developing new products and value-added enhancements and applications that expand our addressable markets by targeting specific use cases within our target industries.
2.	After successful installations with our development partners, we are transitioning into the commercialization phase for the H2000 Large Part FDM 3D Production System, and excited about our recent additional commercial installation of that system.
3.	In the third quarter we continued to observe strong demand for our new F123 Series and impressive adoption of GrabCAD Print, and are pleased to launch GrabCAD Voxel Print and MakerBot Labs – two products that open up exciting new capabilities for our PolyJet and FDM desktop platforms.

4.	Looking forward, we remain optimistic about our prospects for the remainder of 2017 and are enthusiastic about our long-term growth potential within our industry.

Operator, please open the call for questions.

SLIDE 20: Q&A

SPEAKER: Ilan Levin

Thank you for joining today’s call. We look forward to speaking with you again next quarter. Goodbye.

SLIDE 21: FINANCIAL RECONCILIATION TABLES

Please see the reconciliation table included as Slide 21 in the slide presentation attached as Exhibit 99.3 to the accompanying Form 6-K furnished by Stratasys to the SEC today.